

Mail Stop 3561

December 8, 2016

Michael D. Pruitt
Chief Executive Officer
Chanticleer Holdings, Inc.
7621 Little Avenue, Suite 414
Charlotte, NC 28226

> **Re: Chanticleer Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 5, 2016**
> **File No. 333-214319**

Dear Mr. Pruitt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 28, 2016 letter.

<u>General</u>

1. We note your response to our prior comment 1. Please include disclosure in your prospectus regarding the uncertainty surrounding Nasdaq approval of the listing of units structured as you have proposed, or tell us why you do not believe that such information is material.

Risk Factors, page 24

The tax treatment of the rights offering, page 29

2. We note your response to our prior comment 8. Please revise the second to last sentence of this risk factor for consistency with your response and with the discussion of material U.S. federal income tax consequences.

Exercise of the Subscription Rights, page 53

3. We note your response to our prior comment 6. It is unclear why Cherry Bekaert LLP is unable to provide a "will" opinion with respect to exercise of the subscription rights. To the extent Cherry Bekaert is unable to give a "will" opinion in this regard, please have such firm explain the reasons for and degree of uncertainty specifically with respect to the tax consequence of the exercise of the subscription rights.

       Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3584 with any questions.

                                        Sincerely,

                                      /s/ Laura Nicholson

                                      Laura Nicholson
                                      Special Counsel
                                      Office of Transportation and Leisure

cc: Ruba Qashu, Esq.
         Libertas Law Group, Inc.